FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 27, 2004.

Luxottica Group Third Quarter Results Reflect Accelerating Profitability

MILAN, Italy, Oct. 27 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced consolidated results for the three- and nine-month periods ended September 30, 2004. These do not include results of Cole National Corporation, since the acquisition of this business closed on October 4, 2004.

Consolidated financial highlights

Third Quarter

•      Sales up 3.4 percent to euro 718.3 million (by 9.5 percent, at constant exchange rates)

•      Retail sales up 1.6 percent to euro 539.1 million; retail comparable store sales up 4.0 percent(1)

•      Wholesale sales up 12.1 percent to euro 225.1 million

•      Operating income up 17.9 percent to euro 129.1 million; operating margin: 18.0 percent

•      Retail operating income up 4.5 percent to euro 92.4 million; retail operating margin: 17.1 percent

•      Wholesale operating income up 71.9 percent to euro 47.2 million; wholesale operating margin: 21.0 percent

•      Net income up 3.4 percent to euro 77.0 million; net margin: 10.7 percent

•      Earnings per share (EPS) or per American Depositary Share (ADS) (one Luxottica Group ADS represents one ordinary share) were euro 0.17, EPADS were US$0.21.

Nine-month period

•      Sales up 8.4 percent to euro 2,282.2 million (by 14.7 percent, at constant exchange rates)

•      Retail sales up 7.8 percent to euro 1,585.7 million; comparable store sales up 4.1 percent

•      Wholesale sales up 8.0 percent to euro 836.1 million

•      Operating income up 16.7 percent to euro 388.3 million; operating margin: 17.0 percent

•      Retail operating income up 12.2 percent to euro 235.9 million; retail operating margin: 14.9 percent

•      Wholesale operating income up 22.3 percent to euro 187.7 million; wholesale operating margin: 22.4 percent

•      Net income up 9.3 percent to euro 227.1 million; net margin: 10.0 percent

•      EPS or EPADS were euro 0.51, EPADS were US$0.62

Andrea Guerra, chief executive officer of Luxottica Group, commented: “This was another solid quarter for our Group, building on an already positive first half of the year. Revenues continued to grow, reflecting the positive performance of both retail and wholesale. We are especially pleased with the accelerating operating profitability seen at the consolidated level, as operating income grew by 17.9 percent versus a 3.4 percent rise in net revenues (consolidated net revenues would have risen by 9.5 percent, assuming constant exchange rates). As a result, operating margin improved by 220 basis points to 18.0 percent.”

“Strong free cash flow generation was again one of the main highlights of this quarter,” added Mr. Guerra. “In fact, year-to-date we generated a total of euro 282.4 million in free cash flow, before euro 95.5 million paid in dividends in the first half.”

Consolidated net outstanding debt as of September 30, 2004, was euro 1,283.5 million, compared with euro 1,470.4 million as of December 31, 2003. This reflected a net improvement of euro 186.9 million.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “At the Board level, we remain focused on continuing to make progress on the corporate governance front and strengthen our ability to support the business objectives of Luxottica Group. In line with this, over the past few months we took steps to bring our corporate governance closer in line with best practices at other global companies. In addition, today the Board resolved to establish a Human Resources Committee, reflecting our renewed focus on one of the key assets that will ensure the continued growth of our Group — our people.”

Luxottica Group’s wholesale operating margin for the quarter improved significantly to 21.0 percent, from 13.7 percent last year, vis-a-vis a 71.9 percent jump in operating income. This reflected the strong performance of fashion brands in the Group’s portfolio, especially Chanel, Prada and Versace. With respect to house brands, Ray-Ban and Vogue were the two best performing brands. Ray-Ban in fact continued to perform strongly in line with its status of #1 sun brand in the world, with Ray-Ban Ophthalmic now firmly established as Luxottica Group’s best-selling prescription brand, representing nearly 20 percent of total Ray-Ban sales.

In terms of markets, the Group’s wholesale business continued to grow ahead of most of the markets in which it operates, with wholesale sales to third parties for the quarter up 9.3 percent. Europe, which is the Group’s most important wholesale market, remained strong and the Group continued to grow even in markets that are not growing in absolute terms. In the U.S., Luxottica Group’s wholesale business to third parties enjoyed improved sales and profitability, the latter mainly reflecting the renewed strength of the Group’s brand portfolio, fashion brands in particular.

In retail, this continued to be a strong year for Luxottica Group, both in terms of sales growth but especially in terms of profitability — which remains the focus of the Group. Operating income for both the quarter and the nine-month periods improved ahead of top line growth, resulting in margin appreciation for both periods, to 17.1 percent for the quarter and 14.9 percent year-to-date.

In North America, the single most important optical market in the world, Luxottica Group’s business was particularly solid. Both LensCrafters and Sunglass Hut enjoyed strong quarters and positive comparable sales growth, mainly on the back of strength in fashion brands. This more than offset softness in the sport category for which sales at Luxottica Retail’s stores were lower than historical levels, but still positive. Overall, the strong performance in this market reflected the company’s ongoing emphasis on premium products and multiple pairs, quality of service and cost control. In Australia, the main focus continued to be on improving profitability as OPSM Group continued to work to strengthen the positioning of its key trading brands in that market though the roll out of new store designs, marketing campaigns, improved product assortment and associate (staff) development programs.

Fiscal Year 2004 Earnings Guidance

For the full year, Luxottica Group confirmed the previously announced earnings guidance of euro 0.64 per share, or US$0.80 per ADS (based on a euro 1 = US$1.25 exchange rate). This reflects the expected impact on Group results of the consolidation of the Cole National Corporation business for the October - December period.

Other key data:

As of September 30, 2004, Luxottica Group’s retail division consisted of 3,334 stores, broken down as follows:

•      LensCrafters: 887

•      Sunglass Hut International

•      North America: 1,585

•      Australasia: 165

•      Rest of the World: 107

•      OPSM Group

•      Australia: 457

•      New Zealand: 35

•      Other markets: 98

Tax rate for the quarter was 34 percent, compared with 30 percent for the comparable quarter last year.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In October 2004, Luxottica Group acquired Cole National Corporation, one of the largest U.S. optical retailers, operating more than 2,100 retail locations through Pearle Vision, Sears Optical, Target Optical and BJ’s Optical, and a leading provider of managed vision care services through Cole National Managed Vision. Prior to that, in September 2003 the Group acquired OPSM Group, the leading eyewear retailer in Australia, and, in March 2001, Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of the Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette(TM) and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.6 and euro 267.3 million. Additional information on the company is available on the web at http://www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, risks that the integration with Cole National’s operations will not succeed as currently planned, that expected synergies from the acquisition of Cole National will not be realized as planned, that the combination of Luxottica Group’s managed vision care business with Cole National’s will not be as successful as planned, as well as other political, economic and technological factors and other risks referred to in the Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group does not assume any obligation to update them.

(1)   Comparable store sales are intended as sales that, for comparison purposes, are normalized by using in the calculation only stores open during the comparable period the previous year, the same exchange rates and the same consolidation area. In this case, for the purposes of rendering a picture of the Group’s retail results as complete as possible, results of OPSM Group were included in the comparison as if the operations had been consolidated as of January 1, 2003. As a reminder, OPSM Group was consolidated into Luxottica Group’s as of August 1, 2003.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

KEY FIGURES

IN THOUSANDS OF EURO(4)	2004	2003	% Change
NET SALES	718,311	694,452	3.4%
NET INCOME	76,975	74,449	3.4%
EARNINGS PER SHARE (ADS)(2)	0.17	0.17
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.17	0.17

KEY FIGURES

IN THOUSANDS OF U.S. DOLLARS(1)(4)	2004	2003	% Change
NET SALES	877,776	781,119	12.4%
NET INCOME	94,064	83,740	12.3%
EARNINGS PER SHARE (ADS)(2)	0.21	0.19
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.21	0.19

	2004	2003
Notes:
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2220	1.1248
(2) Weighted average number of outstanding shares	448,259,456	447,895,530
(3) Fully diluted average number of shares	450,321,072	449,686,763
(4) Except earnings per share (ADS, which are expressed in Euro and) U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

KEY FIGURES

IN THOUSANDS OF EURO(4)	2004	2003	% Change
NET SALES	2,282,245	2,105,954	8.4%
NET INCOME	227,118	207,731	9.3%
EARNINGS PER SHARE (ADS)(2)	0.51	0.46
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.50	0.46

KEY FIGURES

IN THOUSANDS OF U.S. DOLLARS(1)(4)	2004	2003	Change %
NET SALES	2,796,891	2,341,189	19.5%
NET INCOME	278,334	230,935	20.5%
EARNINGS PER SHARE (ADS)(2)	0.62	0.51
FULLY DILUTED EARNINGS PER SHARE (ADS)(3)	0.62	0.51

	2004	2003
Notes:
(1) Average exchange rate (in U.S. Dollars per Euro)	1.2255	1.1117
(2) Weighted average number of outstanding shares	448,162,086	448,891,864
(3) Fully diluted average number of shares	450,125,235	450,258,813
(4) Except earnings per share (ADS, which are expressed in Euro and) U.S. Dollars, respectively

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

In thousands of Euro(1)	3Q04	% of sales	3Q03	% of sales	% Change
NET SALES	718,311	100.0%	694,452	100.0%	3.4%
COST OF SALES	(211,734)		(219,757)
GROSS PROFIT	506,577	70.5%	474,695	68.4%	6.7%
OPERATING EXPENSES:
SELLING EXPENSES	(249,620)		(246,539)
ROYALTIES	(10,256)		(5,716)
ADVERTISING EXPENSES	(40,760)		(41,856)

GENERAL AND ADMINISTRATIVE EXPENSES	(66,245)		(61,600)
TRADEMARK AMORTIZATION	(10,645)		(9,555)
TOTAL	(377,525)		(365,266)
OPERATING INCOME	129,052	18.0%	109,429	15.8%	17.9%

OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(13,078)		(12,235)
INTEREST INCOME	2,391		1,396
OTHER - NET	794		8,705
OTHER INCOME (EXPENSES) NET	(9,893)		(2,134)
INCOME BEFORE PROVISION FOR INCOME TAXES	119,159	16.6%	107,295	15.5%	11.1%

PROVISION FOR INCOME TAXES	(40,510)		(32,147)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	78,648		75,148
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(1,673)		(699)

NET INCOME	76,975	10.7%	74,449	10.7%	3.4%

EARNINGS PER SHARE (ADS) (1)	0.17		0.17

FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.17		0.17

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,259,456		447,895,530
FULLY DILUTED AVERAGE NUMBER OF SHARES	450,321,072		449,686,763

Notes:

(1)   Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
SEPTEMBER 30, 2004 AND SEPTEMBER 30, 2003

In thousands of Euro(1)	9M04	% of sales	9M03	% of sales	% Change

NET SALES	2,282,245	100.0%	2,105,954	100.0%	8.4%
COST OF SALES	(695,055)		(652,857)
GROSS PROFIT	1,587,190	69.5%	1,453,097	69.0%	9.2%

OPERATING EXPENSES:
SELLING EXPENSES	(774,810)		(736,759)
ROYALTIES	(37,728)		(32,433)
ADVERTISING EXPENSES	(147,382)		(141,561)
GENERAL AND ADMINISTRATIVE EXPENSES	(206,989)		(182,432)
TRADEMARK AMORTIZATION	(31,993)		(27,239)
TOTAL	(1,198,902)		(1,120,424)
OPERATING INCOME	388,288	17.0%	332,673	15.8%	16.7%

OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(37,458)		(35,058)
INTEREST INCOME	4,560		3,800
OTHER - NET	2,377		1,160
OTHER INCOME (EXPENSES) NET	(30,521)		(30,099)
INCOME BEFORE PROVISION FOR INCOME TAXES	357,767	15.7%	302,574	14.4%	18.2%

PROVISION FOR INCOME TAXES	(124,033)		(90,838)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	233,734		211,736

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(6,616)		(4,005)
NET INCOME	227,118	10.0%	207,731	9.9%	9.3%

EARNINGS PER SHARE (ADS) (1)	0.51		0.46
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.50		0.46

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	448,162,086		448,891,864

FULLY DILUTED AVERAGE NUMBER OF SHARES	450,125,235		450,258,813

Notes:

(1)   Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2004, AND DECEMBER 31, 2003

In thousands of Euro	September 30, 2004	December 31, 2003

CURRENT ASSETS:
CASH	565,580	299,937
ACCOUNTS RECEIVABLE	383,476	353,516
SALES AND INCOME TAXES RECEIVABLE	15,600	34,259
INVENTORIES	383,788	404,216
PREPAID EXPENSES AND OTHER	67,923	50,714
DEFERRED TAX ASSETS - CURRENT	117,472	124,451
TOTAL CURRENT ASSETS	1,533,839	1,267,093

PROPERTY, PLANT AND EQUIPMENT - NET	500,863	497,435

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,090,831	2,093,612
INVESTMENTS	13,826	13,055
OTHER ASSETS	21,908	41,476
SALES AND INCOME TAXES RECEIVABLES	5	5
TOTAL OTHER ASSETS	2,126,570	2,148,148

TOTAL	4,161,272	3,912,676

CURRENT LIABILITIES:
BANK OVERDRAFTS	331,171	516,905
CURRENT PORTION OF LONG-TERM DEBT	380,955	390,935
ACCOUNTS PAYABLE	163,450	178,616
ACCRUED EXPENSES AND OTHER	234,939	218,388
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	7,909	7,423
INCOME TAXES PAYABLE	30,184	11,011
TOTAL CURRENT LIABILITIES	1,148,608	1,323,278

LONG TERM LIABILITIES:
LONG TERM DEBT	1,136,967	862,492
LIABILITY FOR TERMINATION INDEMNITIES	51,038	47,241
DEFERRED TAX LIABILITIES - NON CURRENT	164,824	161,102
OTHER	120,634	124,157
TOTAL LONG TERM LIABILITIES	1,473,463	1,194,992

COMMITMENTS AND CONTINGENCY:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	22,242	19,872
SHAREHOLDERS’ EQUITY:
454,787,783 ORDINARY SHARES AUTHORIZED AND ISSUED - 448,352,997 SHARES OUTSTANDING	27,287	27,269
NET INCOME	227,118	267,343
RETAINED EARNINGS	1,262,554	1,079,922
TOTAL SHAREHOLDERS’ EQUITY	1,516,959	1,374,534

TOTAL	4,161,272	3,912,676

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2004, AND SEPTEMBER 30, 2003
- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Retail (in thousand of U.S. Dollars)	Inter-Segments Transaction and Corporate Adj.	Consolidated

2004
Net Sales	836,144	1,585,686	1,943,258	(139,585)	2,282,245
EBITDA	223,854	289,129	354,328	(18,026)	494,957
% of sales	26.8%	18.2%			21.7%
Operating income	187,690	235,921	289,122	(35,323)	388,288
% of sales	22.4%	14.9%			17.0%

Capital Expenditure	22,032	46,502	56,988	—	68,534
Depreciation & Amortization	36,164	53,208	65,206	17,297	106,669
Assets	1,507,135	877,534	1,089,634	1,776,603	4,161,272

2003 As reported

Net Sales	773,925	1,470,464	1,634,700	(138,435)	2,105,954
EBITDA	187,888	260,392	289,475	(16,040)	432,240
% of sales	24.3%	17.7%			20.5%
Operating income	153,429	210,321	233,811	(31,077)	332,673
% of sales	19.8%	14.3%			15.8%

Capital Expenditure	14,827	35,723	39,713	—	50,550

Depreciation & Amortization	34,459	50,071	55,663	15,037	99,567
Assets	1,535,846	905,648	1,055,080	1,509,692	3,951,185

2003 As adjusted (1)

Net Sales	773,925	1,644,226	1,827,869	(139,675)	2,278,475
EBITDA	187,888	279,760	311,007	(16,040)	451,609
% of sales	24.3%	17.0%			19.8%
Operating income	153,429	223,340	248,285	(34,468)	342,301
% of sales	19.8%	13.6%			15.0%
Depreciation & Amortization	34,459	56,420	62,722	18,429	109,308

Notes:

(1)   These consolidated adjusted amounts are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed. They reflect the consolidation of OPSM results for the nine-month period ended September 30, 2003. This information does not purport to be indicative of the actual result that would have been achieved had the OPSM acquisition been completed as of January 1, 2003

LUXOTTICA GROUP

NON-GAAP COMPARISON OF CONSOLIDATED NET SALES
FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004,
AND SEPTEMBER 30, 2003, ASSUMING CONSTANT EXCHANGE RATES

In million of Euro	3Q 2003 U.S. GAAP results	3Q 2004 U.S. GAAP results	Adjustment for constant exchange rates	3Q 2004 adjusted results

Consolidated net sales	694.5	718.3	42.0	760.3
Manufacturing/wholesale net sales	200.9	225.1	7.3	232.4
Retail net sales	530.4	539.1	37.7	576.8

In million of Euro	9M 2003 U.S. GAAP results	9M 2004 U.S. GAAP results	Adjustment for constant exchange rates	9M 2004 adjusted results

Consolidated net sales	2,106.0	2,282.2	133.5	2,415.7
Manufacturing/wholesale net sales	773.9	836.1	25.2	861.3
Retail net sales	1,470.5	1,585.7	119.1	1,704.8

Notes:

Luxottica Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of operating results into Euro. The Company believes that these adjusted financial measures provide useful information to both management and investors by allowing a comparison of operating performance on a consistent basis. In addition, since the Luxottica Group has historically reported such adjusted financial measures to the investment community, the Company believes that their inclusion provides consistency in its financial reporting.  Further, these adjusted financial measures are one of the primary indicators management uses for planning and forecasting in future periods. Operating measures that assume constant exchange rates between the first nine months of 2004 and the first nine months of 2003 and the third quarter of 2004 and the third quarter of 2003 are calculated using for each currency the average exchange rate for the nine-month period and the three-month period ended September 30, 2003. Operating measures that exclude the impact of fluctuations in currency exchange rates are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). These non-GAAP measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with U.S. GAAP. In addition, Luxottica Group’s method of calculating operating performance excluding the impact of changes in exchange rates may differ from methods used by other companies. See table above for a reconciliation of the operating measures excluding the impact of fluctuations in currency exchange rates to their most directly comparable U.S. GAAP financial measures. The adjusted financial measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

DATE: October 29, 2004	By: /s/ Enrico Cavatorta
ENRICO CAVATORTA,
CHIEF FINANCIAL OFFICER